SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of September, 2003
                                          ---------------
                        Commission File Number 001-13908
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                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  BLOCKLISTING SIX-MONTHLY RETURN
                                -------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE  4 SEPTEMBER 2003
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7065 3652

                                   SCHEDULE 5

                         BLOCKLISTING SIX-MONTHLY RETURN

To:        Listing Applications
           UK Listing Authority
           Financial Services Authority
           25, The North Colonnade
           Canary Wharf
           London, E14 5HS


               Please ensure the entries on this return are typed

1. Name of company:                     AMVESCAP PLC

2. Name of scheme:                      AIM MANAGEMENT GROUP SHARE OPTION
                                        SCHEMES (FILE REF.A/3693/1997)

3. Period of return:                    FROM: 4 MARCH 2003 TO 3 SEPTEMBER 2003

4. Number and class of                  1,644,462 ORDINARY SHARES OF 25P EACH
   shares (amount of
   stock/debt security)
   not issued under scheme

5. Number of shares                     163,857 ORDINARY SHARES OF 25P EACH
   issued/allotted under
   scheme during period

6. Balance under scheme                 1,480,605 ORDINARY SHARES OF 25P EACH
   not yet issued/allotted
   at end of period

7. Number and class of                  37,000,000 ORDINARY SHARES OF 25P EACH
   share(s) (amount of                  LISTED ON 3 SEPTEMBER 1997
   stock/debt securities)
   originally listed and the
   date of admission

Please confirm total number of          795,047,164 ORDINARY SHARES OF 25P EACH
shares in issue at the
end of the period in order
for us to update our records

Contact for queries:                    ANGELA TULLY
                                        TELEPHONE: 020 7065 3652

Person making return                    ANGELA TULLY - ASSISTANT COMPANY
                                        SECRETARY

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 4 September, 2003                 By   /s/  ANGELA TULLY
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                                                (Signature)

                                             Angela Tully
                                             Assistant Company Secretary